eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

December 9, 2014

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Ms. Jennifer Thompson
Mr. Jarrett Torno

Re:	eBay Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed January 31, 2014
File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated December 4, 2014 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”).

To facilitate the Staff’s review, we have keyed our response to the headings and the numbered comment used in the Staff’s comment letter, which is reproduced in italics below. Our response follows the comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview, page 62

1.

We note your response to comment 1 in our letter dated November 18, 2014. If GMV includes a material amount of transactions that were not ultimately consummated and therefore usually did not generate revenue, we believe that additional disclosures would be necessary to explain this operating metric to your investors. While disclosure of operating metrics is important to assist investors in viewing your company through the eyes of management, we also believe it is important to provide your investors with a balanced discussion of the operating metrics you present. Such a balanced discussion should clearly correlate the metric presented to its impact on your results of operations and discuss its limitations. We believe this provides important context necessary for your investors to understand the metric. Despite the fact that your take rate generally has remained consistent over time, if GMV includes a material amount of transactions that did not generate revenue, it appears that additional disclosures would be necessary to provide appropriate context around this metric. To assist us in better understanding this matter, either tell us the portion of GMV represented by transactions that are closed but not consummated for each year presented, or confirm our assumption, if true, that such portion of GMV was immaterial for each year presented.

Company response:

In our prior responses, we have discussed the high correlation of our GMV metric to our results of operations. The percentage of our GMV attributable to transactions that are ultimately not consummated has remained consistent for the periods presented. We believe that our calculation of GMV is consistent with industry standard, which is a calculation based on closed transactions without regard to whether a transaction is ultimately settled or consummated, and that users of our financial statements generally place greater emphasis on GMV growth rates. In light of the total mix of information in our financial statements, as well as the nature of the metric, we do not believe the impact of including transactions that are not consummated is material to our reported GMV metric. Should these facts change, we will include appropriate disclosure in future filings.

*            *             *

In the instances indicated above, we believe that revisions in response to the Staff’s comment will enhance our disclosure. However, we believe that the filing in question substantially complies with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-967-4123). In addition, you are welcome to contact Eric Haueter of Sidley Austin LLP at (415-772-1231).

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer

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